Exhibit 99.1

PRESS RELEASE

Anpac Bio Announces Change of Auditor

San Jose, CA, December 4, 2020 — Anpac Bio-Medical Science Co., Ltd. (“Anpac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in China and the United States focused on early cancer screening and detection, announced today the resignation of Ernst & Young Hua Ming LLP (“EY”), which previously was the independent registered public accounting firm of Anpac Bio, on November 3, 2020 and the appointment of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm on December 2, 2020 to conduct the audit for the fiscal year ended December 31, 2020.  The appointment of Friedman has been approved by both the audit committee and the board of directors (the “Board”) of the Company. The change was not made due to any disagreements with EY.

The reports of EY on the consolidated financial statements of Anpac Bio as of and for the years ended December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended 2018 and 2019, there were (i) no disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided a copy of the above statements contained in the second and third paragraphs to EY and requested that EY furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.

During the Company’s fiscal years ended December 31, 2018 and 2019 and through the subsequent interim period on or prior to December 2, 2020, neither the Company nor anyone on its behalf has consulted with Friedman on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Friedman which Friedman concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company is working closely with EY and Friedman to ensure a seamless transition.

The Board would like to express its sincere gratitude to EY for its professionalism and quality of services rendered to the Company over the past years.

About Anpac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 128 issued patents as of June 30, 2020. With two certified clinical laboratories in China, as well as one CLIA and CAP accredited clinical laboratory and one CLIA registered clinical laboratory in the U.S., AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide and first in China among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as at May 2020. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity. For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.